Actelis Networks, Inc.

4039 Clipper Court

Fremont, California 94538

June 21, 2023

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Actelis Networks, Inc.
Registration Statement on Form S-3
File No. 333-272179

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Actelis Networks, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on Friday, June 23, 2023, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Actelis Networks, Inc.

/s/ Tuvia Barlev
Tuvia Barlev
Chief Executive Officer